SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549




                            FORM 11-K



       [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

             For fiscal year ended December 31, 1996

       [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___ to ___


       Commission file number:  1-13536


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Federated Department Stores, Inc. Retirement Income
                       and Thrift Incentive Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Federated Department Stores, Inc.
                        151 West 34th Street
                     New York, New York  10001

                               and

                        7 West Seventh Street
                       Cincinnati, Ohio  45202





              FEDERATED DEPARTMENT STORES, INC.
         RETIREMENT INCOME AND THRIFT INCENTIVE PLAN
                    Financial Statements
                 December 31, 1996 and 1995


          With Independent Auditors' Report Thereon



              FEDERATED DEPARTMENT STORES, INC.
         RETIREMENT INCOME AND THRIFT INCENTIVE PLAN



                            Index



Independent Auditors' Report

Statements of Net Assets Available for Benefits, with Fund
Information -
    December 31, 1996 and 1995

Statements of Changes in Net Assets Available for Benefits, with Fund Information -
    Years Ended December 31, 1996 and 1995

Notes to Financial Statements





                Independent Auditors' Report




Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Retirement Income and Thrift Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 30, 1997


                                 FEDERATED DEPARTMENT STORES, INC.
                           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1996



                                                        Thrift Incentive Fund
                                                 Fund A          Fund B            Fund C              Fund D             Total
Assets:
 Investments, at fair value (note 3) -
   Participation  in Master Trust            $311,069,047     $205,204,044      $140,550,903       $28,639,172         $685,463,166

 Receivables:
   Employee contributions                       2,075,082        1,828,675         1,565,220           198,098            5,667,075
   Interest receivable                             17,399           11,696             7,886             1,577               38,558
   Due from (to) other funds                   (1,452,119)         731,904           630,725            89,490                    -
    Total receivables                             640,362        2,572,275         2,203,831           289,165            5,705,633

        Total assets                          311,709,409      207,776,319       142,754,734        28,928,337          691,168,799

Liabilities:
   Trustee and management fees payable            265,021          317,852            55,979            11,636              650,488
   Excess employer contribution                    (5,466)               -                 -           178,731              173,265

        Total liabilities                         259,555          317,852            55,979           190,367              823,753

Net assets available for benefits            $311,449,854     $207,458,467      $142,698,755       $28,737,970         $690,345,046

The accompanying notes are an integral part of these financial statements.


                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1995

                                                       Stability
                                        Diversified     Income                Thrift Incentive Fund
                                           Fund          Fund         Fund A        Fund B       Fund C      Fund D        Total
Assets:
 Investments, at fair value (note 3) -
    Participation  in  Master  Trust   $143,822,947  $12,830,469  $230,187,959  $151,535,258  $90,648,217  $15,264,151  $644,289,001

 Receivables:
   Employer contributions                         -            -             -             -            -       33,739        33,739
   Employee contributions                         -            -     1,762,832     1,314,502      896,929       63,592     4,037,855
     Total receivables                            -            -     1,762,832     1,314,502      896,929       97,331     4,071,594

Net assets available for benefits      $143,822,947  $12,830,469  $231,950,791  $152,849,760  $91,545,146  $15,361,482  $648,360,595

The accompanying notes are an integral part of these financial statements.







                                                                     (Continued)
                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1996



                                                      Stability
                                       Diversified     Income                Thrift Incentive Fund
                                          Fund          Fund        Fund A        Fund B         Fund C       Fund D        Total
Additions:
 Net investment income -
 Plan interest in Master Trust
    investment income (Note 3)       $ 10,094,132  $   377,306  $ 14,370,016   $ 23,216,545  $ 22,186,244  $ 3,866,753  $ 74,110,996

 Contributions:
  Employer                                154,891            -         5,704            151           543    4,863,971     5,025,260
  Employee                                      -            -    13,638,546     11,480,075     9,242,959      910,092    35,271,672
   Total     contributions                154,891            -    13,644,250     11,480,226     9,243,502    5,774,063    40,296,932
    Total additions                    10,249,023      377,306    28,014,266     34,696,771    31,429,746    9,640,816   114,407,928

Deductions -
   Distributions                        8,612,913    1,928,594    37,509,690     14,771,088     7,940,164    1,661,026    72,423,475

Interfund transfers                  (145,459,057) (11,279,179)   88,994,487     34,683,024    27,664,027    5,396,698             -
   Net increase (decrease)           (143,822,947) (12,830,469)   79,499,063     54,608,707    51,153,609   13,376,488    41,984,451

Net assets available for benefits:
 Beginning of year                    143,822,947   12,830,469   231,950,791    152,849,760    91,545,146   15,361,482   648,360,595
 End of year                         $          -  $         -  $311,449,854   $207,458,467  $142,698,755  $28,737,970  $690,345,046

The accompanying notes are an integral part of these financial statements.






                                                                   (Continued)

                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1995



                                                      Stability
                                       Diversified     Income                Thrift Incentive Fund
                                          Fund          Fund        Fund A        Fund B         Fund C       Fund D        Total
Additions:
 Net investment income -
 Plan interest in Master Trust
 investment income (Note 3)          $ 33,434,616   $ 1,220,110  $ 19,879,755  $ 37,022,253   $24,872,815  $ 2,032,764  $118,462,313

 Contributions:
 Employer                                       -             -        24,155        11,702         4,674    5,034,217     5,074,748
 Employee                                       -             -    13,111,812    14,579,661     9,578,634      542,517    37,812,624
   Total contributions                          -             -    13,135,967    14,591,363     9,583,308    5,576,734    42,887,372
   Total  additions                    33,434,616     1,220,110    33,015,722    51,613,616    34,456,123    7,609,498   161,349,685

Deductions -
   Distributions                       25,989,769     5,886,209    51,438,577    20,217,307    10,480,554    1,364,739   115,377,155

Interfund  transfers                   (1,485,771)    1,410,438       396,867    (1,556,900)      695,014      540,352             -
   Net increase (decrease)              5,959,076    (3,255,661)  (18,025,988)   29,839,409    24,670,583    6,785,111    45,972,530

Net assets available for benefits:
 Beginning  of  year                  137,863,871    16,086,130   249,976,779   123,010,351    66,874,563    8,576,371   602,388,065
 End of year                         $143,822,947   $12,830,469  $231,950,791  $152,849,760   $91,545,146  $15,361,482  $648,360,595

The accompanying notes are an integral part of these financial statements.







                                                                  (Continued)

                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                  Notes to Financial Statements

                   December 31, 1996 and 1995


1.   Description of the Plan

  The following brief description of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is sponsored by Federated Department Stores, Inc. (the "Company"). The Plan consists of two parts: a retirement income plan and a thrift incentive plan. The Plan was adopted in 1953 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and U.S. tax law.

  Eligibility and Vesting

  Employees are generally eligible for participation in the  Plan
  after   one   year  of  service  of  at  least   1,000   hours.
  Participants are immediately 100% vested in their own and the Company's contributions.

  Participant Accounts

  An account is maintained for each participant in the Plan which shows the participant's separate interest in the Retirement Income and Thrift Incentive portions of the Plan. At the end of each year, the Company's contributions are allocated to individual accounts for participants who did not make a withdrawal of basic (first 5% of compensation) savings during the year, in the proportion that each participant's basic savings made and not withdrawn during the year bears to the aggregate amounts of basic savings made and not withdrawn by all participants during the year. Additional voluntary contributions (any contributions in excess of 5% of compensation) do not participate in the Company's allocation. Company contributions are made at year end only to persons who are active participants on the last day of the year. At the end  of  each  month, investment earnings  for  each  fund  are allocated  to  individual  accounts on  amounts  not  withdrawn during the month in the proportion that each such participant's interest at the beginning of the month bears to the total of all such participants' interests in that fund at the beginning of such month less withdrawals.

  Retirement Income

  Retirement Income interests represent Company contributions to the Retirement Income portion of the Plan prior to January 1, 1984 and the earnings on such contributions. A defined benefit pension plan (the "Pension Plan") was adopted as of January 1, 1984. With the Pension Plan in place, the Company continues to make contributions to the Thrift Incentive portion of the Plan as described below and has the right to make additional contributions to the Retirement Income portion of the Plan.






                                                      (Continued)

                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements - Continued

                   December 31, 1996 and 1995


  Thrift Incentive

  The   Thrift  Incentive  portion  of  the  Plan  provides   for
  voluntary contributions by participating employees and for Company contributions matching a portion of the participant's contributions.

  Participants may elect to contribute to the Thrift Incentive portion of the Plan an amount equal to 1% to 10% (subject to certain limitations) of the participant's eligible compensation. Alternatively, a participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code. Contributions up to 5% of eligible compensation are basic savings which are eligible for matching Company contributions. For 1984 and subsequent years, the Company's annual contribution is an amount equal to the greater of 2% of the Company's income before federal income taxes from participating divisions or the amount necessary to match 20% of participants' basic savings. The Company contributed 20% of participants' basic savings for the years ended December 31, 1996 and 1995.

  Participants are permitted to make withdrawals of their after-tax contributions to the Thrift Incentive portion of the Plan at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their account either in a lump sum or an annuity contract.

2.   Summary of Significant Accounting Policies

  a)   Master Trust

    Effective January 1, 1995, the Plan entered into the Federated
     Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with Mellon Bank (the "Trustee"). The Company changed the Master Trust Trustee to Chase Manhattan Bank effective January 1, 1996. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust which was established for the investment of assets of the Plan and of the Federated Savings Plan for Employees of Lazarus PA, Inc., (the "Lazarus PA Plan") also sponsored by the Company.

    The  Federated  Department Stores,  Inc. Pension  and  Profit
     Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for their respective portions of the assets allocated to them to manage in the Master Trust.

  b)   Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  c)   Investments

     The fair value of the Plan's participation in the Master Trust is based on the beginning of year value of the Plan's participation in the Master Trust plus allocated investment income and actual contributions, less actual distributions and allocated administrative expenses.


(Continued)
                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements - Continued

                   December 31, 1996 and 1995


     Other investments are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method.

     Cash   equivalents   include  highly   liquid   fixed-income
     securities with a maturity of one year or less.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

  d)   Insurance Contracts

     Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged.

  e)   Use of  Estimates

     The  Plan  administrator has made a number of estimates  and assumptions  relating to the preparation of these  financial
     statements.    Actual  results  could  differ   from   these
     estimates and assumptions.

  f)   Reclassifications

     Certain 1995 amounts have been reclassified to conform with the 1996 presentation.

3.   Investments

  All of the Plan's investments are included in the Master Trust which was established for the investment of assets of the Plan and of the Lazarus PA Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1996 and 1995, the Plan's interest in the net assets of the Master Trust was approximately 99.2% and 99.1%, respectively. Investment income and administrative expense relating to the Master Trust are allocated to the individual plans based upon monthly balances invested by each plan.

  The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

     Diversified Fund - This fund is composed of employer contributions to the Retirement Income portion of the Plan and certain amounts transferred when certain plans were merged, together with the net earnings thereon. All amounts in this fund are invested in corporate equity and fixed-income securities, government fixed-income securities and common/collective trusts. This fund was discontinued during 1996 and the balance of the fund was transferred to the Thrift Incentive portion of the Plan. Participants could elect to redirect their balances to any of the four Thrift Incentive funds. In the event the participants declined this election, their balances were directed to Fund A.

                                                      (Continued)
                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements - Continued

                   December 31, 1996 and 1995


     Stability Income Fund - This fund consists of balances in the Retirement Income portion of the Plan of participants who were at least 60 years of age prior to December 31, 1986, or who have attained age 55 and who have completed at least ten years of service and have elected to transfer all or part of their balance out of the Diversified Fund. All amounts in this fund are invested in short-term, fixed-income corporate and government bonds. This fund was discontinued during 1996 and the balance of the fund was transferred to the Thrift Incentive portion of the Plan. Participants could elect to redirect their balances to any of the four Thrift Incentive funds. In the event the participants declined this election, their balances were directed to Fund A.

     Thrift Incentive Funds - These funds include Company and participants' contributions to the Thrift Incentive portion of the Plan, together with the net earnings thereon. The amounts in these funds are invested in four separate investment options as directed by the participants. Fund A is invested in fixed-income investments and insurance contracts. Fund B is composed of common/collective trusts which invest in a varying mixture of equity securities and fixed income instruments. Fund C is invested in an equity index fund consisting principally of shares of companies included in the S&P 500 Composite Stock Price Index. Fund D was established on April 1, 1994 and is invested in the common stock of the Company. Company contributions are directed to Fund D. Participants may elect to redirect the value of Company contributions to other investment options permitted pursuant to the Plan provisions.

The  following table presents the fair values or contract  values of  investments  and  total net assets for the  Master  Trust  at
December 31, 1996 and 1995:
                                                 1996               1995
      Assets:
  Investments at fair value:
     Cash  and cash equivalents          $   39,839,098      $   18,087,401
    U. S. government securities              68,486,345         106,828,383
    Corporate debt instruments               60,779,347          61,405,982
    Preferred stock                                   -             133,239
    Common stock                             28,689,775          72,012,053
    Foreign government securities             2,050,615           4,967,180
     Common/collective trusts               339,497,225         278,246,438
      Total  investments at fair value      539,342,405         541,680,676

     Insurance contracts at contract value  163,004,655         111,880,590
     Total investments                      702,347,060         653,561,266

  Non interest bearing cash                       5,264                   -

  Receivables:
    Securities sold                                   -             282,364
    Accrued interest, dividend and
      other income                            4,811,746           2,313,919
        Other receivables                        37,376                   -
      Total  receivables                      4,849,122           2,596,283
          Total assets                      707,201,446         656,157,549

                                                                  (Continued)

                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements - Continued

                   December 31, 1996 and 1995


                                                 1996                1995
  Accrued liabilities:
  Due to broker for securities purchased     15,917,026           5,651,352
    Accrued  administrative  expenses                 -             501,650
      Total  accrued liabilities             15,917,026           6,153,002
     Total net assets                    $  691,284,420      $  650,004,547

Net investment income for the Master Trust for the years ended
December 31, 1996 and 1995 is as follows:

                                                 1996                1995
 Net appreciation in fair value of
   investments:
      Cash   and  cash  equivalents      $         (523)     $       (5,610)
    U.S. government securities               (2,319,416)          8,514,007
    Corporate debt instruments                 (864,389)          1,564,391
    Preferred stock                              (3,450)              9,323
    Common stock                             10,072,511          19,583,368
    Foreign government securities                 9,635              13,001
    Miscellaneous securities                   (472,962)                  -
     Common/collective trusts                39,908,759          60,910,182
        Net appreciation in fair
         value of investments                46,330,165          90,588,662

  Interest                                   27,339,508          24,425,834
  Dividends                                   4,062,055           4,337,912
      Other                                           -           2,856,868
     Total investment income                 77,731,728         122,209,276

   Administrative  expenses                  (2,841,013)         (2,561,490)
     Net investment income               $   74,890,715      $  119,647,786

4.   Plan Termination

  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

5.   Federal Income Taxes

  The Plan obtained its latest determination letter on June 18, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                      (Continued)
                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements - Continued

                   December 31, 1996 and 1995


  The  Plan's testings, subject to the provisions of the Internal
  Revenue  Code,  have not been completed for the  current  year.
  However,  the  Plan's  sponsor  believes  that  the   Plan   is
  currently in compliance.

6.   Administrative Expenses

  The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan.

7.   Subsequent Event

  Effective April 1, 1997, all previously existing tax-qualified savings plans maintained by the Company for Company employees were merged into the Plan. Concurrently, the Plan was amended and renamed the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan (the "401(k) Plan"). Participants in the Plan became fully vested participants in the 401(k) Plan as of such date.




        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                FEDERATED DEPARTMENT STORES, INC.
                                RETIREMENT INCOME AND THRIFT
                                INCENTIVE PLAN


Dated:  June 30, 1997           By:  /s/ John R. Sims
                                     John R. Sims
                                     Chairman of the Pension and
                                     Profit Sharing Committee